UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77422 / March 23, 2016

Admin. Proc. File No. 3-17028

In the Matter of

ZHONG WEN INTERNATIONAL
HOLDING CO., LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Zhong Wen International Holding Co., Ltd., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Zhong Wen International Holding Co., Ltd.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Zhong Wen International Holding Co., Ltd., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Zhong Wen Int'l Holding Co., Ltd.,* Initial Decision Release No. 948 (Feb. 2, 2016), 113 SEC Docket 08, 2016 WL 386488. The Central Index Key number for Zhong Wen International Holding Co., Ltd., is 1494502.

INITIAL DECISION RELEASE NO. 948
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17028

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ZHONG WEN INTERNATIONAL HOLDING CO., LTD.	INITIAL DECISION ON DEFAULT February 2, 2016

APPEARANCE: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On December 29, 2015, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondent has securities registered with the Commission and is delinquent in its periodic filings. The OIP required Respondent to answer the allegations in the OIP within ten days after service of the OIP. OIP at 2; 17 C.F.R. § 201.220(b).

On January 4, 2016, the Division of Enforcement filed a declaration establishing that Respondent is a void Delaware corporation and that a process server delivered two copies of the OIP to the Delaware Secretary of State on December 30, 2015. On January 12, 2016, The Corporation Trust Company, Respondent's former registered agent, filed a letter stating that its statutory representation services were discontinued. On January 15, 2016, I found that Respondent was served with the OIP on December 30, 2015, in accordance with Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and that its answer was due by January 11, 2016. *Zhong Wen Int'l Holding Co.*, Admin. Proc. Rulings Release No. 3513, 2016 SEC LEXIS 170. I issued an order to show cause, postponed the hearing, and scheduled a prehearing conference for January 27, 2016. *Id.* In the order, I warned Respondent that if it failed to show cause by January 25, 2016, or failed to appear at the telephonic prehearing conference scheduled for January 27, 2016, I would find it in default and revoke registration of its registered securities. *Id.*

To date, Respondent has not filed an answer, responded to the order to show cause, appeared at the January 27, 2016, prehearing conference, or otherwise defended the proceeding.

Findings of Fact

Respondent is in default for failing to file an answer, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 2; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Zhong Wen International Holding Co., Ltd., Central Index Key No. 1494502, is a void Delaware corporation located in Qingzhou, Shandong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012. As of December 15, 2015, the company's common stock was quoted on OTC Link operated by OTC Markets Group, Inc. (formerly Pink Sheets), had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to timely file periodic reports, Respondent failed to heed the delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway*

Int'l Holdings, Inc., Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Specifically, Respondent has not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012.

Respondent is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondent forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Zhong Wen International Holding Co., Ltd., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

Brenda P. Murray
Chief Administrative Law Judge